UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2012

Commission File Number: 001-31728

GRANITE REAL ESTATE INC.

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2012	GRANITE REAL ESTATE INC.

	By:	/s/ JENNIFER TINDALE
Name: Jennifer Tindale
Title: Executive Vice-President, General Counsel

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Granite Real Estate Inc. Notice of Special Meeting of Shareholders and Management Information Circular/Proxy Statement dated October 11, 2012 in respect of the Special Meeting of Shareholders

99.2	Form of Proxy

99.3	Letter of Transmittal

99.4	Press Release dated October 17, 2012

99.5	Abridgement Certificate